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February 28, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:  Document Control - EDGAR

RE:  REGISTRATION STATEMENT WITHDRAWAL
     Registrant: American Centurion Variable Annuity Account 2
                 (subsequently renamed RiverSource of New York Variable Annuity Account 2)
     CIK No.  0001004875
     SEC File No.: 333-134154
     Accession No. 0000820027-06-000772
     Submission Type:  Initial

Dear Commissioners:

Pursuant to Rule 477(a) of the Securities Act of 1933, Registrant respectfully requests withdrawal of the filing captioned above. This filing was transmitted to and accepted by the SEC on or about May 16, 2006.

Registrant represents that no securities were sold in connection with the variable annuity products contained in the initial registration statement filed on or about May 16, 2006.

Since the above-captioned filing, Registrant has undergone an entity consolidation and name change, and the planned optional product features for the new variable annuity products have evolved signficantly. Registrant will submit at a later date a fresh registration statement filing reflecting the most current variable annuity product information for which we will be seeking approval.

If you have any questions or concerns regarding this filing, please contact me at (612) 671-3678 or Kristin Vann at (612) 671-4179.

Very truly yours,

Mary Ellyn Minenko
Assistant General Counsel

Cc: Mark Cowan